

Independent Auditors Report – Financial
Statements and Supplemental Information


Report on Applying Agreed-Upon Procedures
– Schedule of General Assessment
Reconciliation (Form SIPC-7)

Report on Review of Statement of Exemption
of Broker Dealer

**Year Ended December 31, 2023**

**WWW.VALMARKFG.COM**

Securities offered through Valmark Securities, Inc., Member FINRA, SIPC

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: VALMARK SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

130 SPRINGSIDE DR., SUITE #110
(No. and Street)

| AKRON | OH | 44333 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| ELIZABETH E. KOZENKO | 330-576-1234 | EKOZENKO@VALMARKFG.COM |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CROWE, LLP
(Name – if individual, state last, first, and middle name)

| 485 LEXINGTON AVE, FLOOR 11 | NEW YORK | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 9/24/2003 | 173 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, ELIZABETH E. KOZENKO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of VALMARK SECURITIES, INC., as of DECEMBER 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARIAL SEAL STATE OF OHIO
Lisa Burnham
Resident Summit County
Notary Public, State of Ohio
My Commission Expires: February 19, 2028

Signature: Elizabeth Kozenko

Title:
TREASURER, SECRETARY, & CHIEF FINANCIAL OFFICER

Lisa Burnham
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# VALMARK SECURITIES, INC. AND SUBSIDIARY

## FINANCIAL STATEMENTS AND
## SUPPLEMENTAL INFORMATION

### Year Ended December 31, 2023

# CONTENTS

―――――



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Valmark Securities, Inc. and Subsidiary
Akron, Ohio

## Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Valmark Securities, Inc. and Subsidiary (the "Company") as of December 31, 2023, the related consolidated statements of operations, changes in shareholder's equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

(Continued)

**Supplemental Information**

Schedule 1 Computation of Net Capital (Under Rule 15c3-1 of the Securities and Exchange Commission), Schedule 2 Broker Dealer Statement of Exemption to Customer Protection Rule Under SEC Rule 15c3-3 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Valmark Securities, Inc. and Subsidiary's consolidated financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

*Crowe LLP*

Crowe LLP

We have served as the Company's auditor since 2023.

New York, New York
March 29, 2024

# VALMARK SECURITIES, INC. AND SUBSIDIARY

## CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

### December 31, 2023

| | |
|---|---:|
| **ASSETS** | |
| Cash and cash equivalents | $ 2,787,415 |
| Deposits at clearing brokers | 99,953 |
| Commissions receivable | 6,104,240 |
| Due from affiliates | 7,186 |
| Other receivables | 117,677 |
| Customer list, net | 97,125 |
| Investment in affiliate | 103,919 |
| | |
| **TOTAL ASSETS** | $ 9,317,515 |
| | |
| **LIABILITIES** | |
| Commissions payable | $ 5,220,090 |
| Due to affiliates | 945,886 |
| Other | 156,384 |
| | |
| **TOTAL LIABILITIES** | 6,322,360 |
| | |
| **SHAREHOLDER'S EQUITY** | |
| Common stock - $1 par value; 750 shares authorized; 100 shares issued and outstanding | 100 |
| Paid-in capital | 47,424 |
| Retained earnings | 2,945,181 |
| Noncontrolling interest in consolidated entity | 2,450 |
| | |
| **TOTAL SHAREHOLDER'S EQUITY** | 2,995,155 |
| | |
| **TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY** | $ 9,317,515 |

The accompanying notes are an integral part of these financial statements.

# VALMARK SECURITIES, INC. AND SUBSIDIARY

## CONSOLIDATED STATEMENT OF OPERATIONS

### Year Ended December 31, 2023

| | |
|---|---:|
| **REVENUES** | |
| Brokerage commissions | $ 214,698 |
| Distribution fees | 87,752,466 |
| Other | 3,109,847 |
| TOTAL REVENUES | 91,077,011 |
| COMMISSIONS AND OTHER CLEARING BROKER EXPENSES | 73,430,414 |
| | 17,646,597 |
| OPERATING EXPENSES | 11,543,967 |
| INCOME BEFORE INCOME TAX EXPENSE | 6,102,630 |
| INCOME TAX EXPENSE | 1,279,176 |
| NET INCOME | 4,823,454 |
| LESS: | |
| Net income attributable to noncontrolling interest | 11,314 |

The accompanying notes are an integral part of these financial statements.

# VALMARK SECURITIES, INC. AND SUBSIDIARY

## CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

### Year Ended December 31, 2023

| | Common Stock | | Paid-in | Retained | Noncontrolling Interest in Consolidated | |
| | Shares | Amount | Capital | Earnings | Entity | Total |
|---|---|---|---|---|---|---|
| BEGINNING BALANCE - JANUARY 1, 2023 | 100 | $ 100 | $ 47,424 | $ 2,633,041 | $ 2,450 | $ 2,683,015 |
| DIVIDENDS | - | - | - | (4,500,000) | (11,314) | (4,511,314) |
| NET INCOME | - | - | - | 4,812,140 | 11,314 | 4,823,454 |
| ENDING BALANCE - DECEMBER 31, 2023 | 100 | $ 100 | $ 47,424 | $ 2,945,181 | $ 2,450 | $ 2,995,155 |

The accompanying notes are an integral part of these financial statements.

# VALMARK SECURITIES, INC. AND SUBSIDIARY

## CONSOLIDATED STATEMENT OF CASH FLOWS

### Year Ended December 31, 2023

| | |
|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net income | $ 4,812,140 |
| Adjustments to reconcile net income to net cash | |
| provided by operating activities | |
| | |
| Amortization | 20,812 |
| Share of income from affiliates | (30,719) |
| | |
| Changes in operating assets and liabilities: | |
| Deposits at clearing brokers | (24) |
| Commissions receivable | (1,582,591) |
| Other receivables and prepaid expenses | (23,833) |
| Commissions payable | 1,187,603 |
| Other liabilities | 5,038 |
| Due from/to affiliates, net | 1,475,166 |
| | |
| **NET CASH PROVIDED BY OPERATING ACTIVITIES** | 5,863,592 |
| | |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Distribution received from affiliate | 170,459 |
| | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Payment of dividends on common stock | (4,500,000) |
| | |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | 1,534,051 |
| | |
| **CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR** | 1,253,364 |
| | |
| **CASH AND CASH EQUIVALENTS - END OF YEAR** | $ 2,787,415 |

The accompanying notes are an integral part of these financial statements.

**A.   BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

This summary of significant accounting policies of Valmark Securities, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

**Business Description**

The Company is a wholly owned subsidiary, via a pass-through entity (Valmark Investments, LLC), of Executive Insurance Agency, Inc. ("EIA"), which is a wholly owned subsidiary of Valmark Financial Group, LLC ("VFG"). The Company derives commission income by representing insurance carriers and their representatives who sell variable insurance and annuity contracts, settlement of fixed and variable life insurance contracts to third parties, and by introducing customers to a stock and mutual fund brokerage firm that clears trading transactions.  Customers remit funds directly to the insurance carriers and clearing broker, and no funds or securities are held by the Company.  The Company is registered as a broker-dealer with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides these services to independent financial advisors, enabling them to provide investors with the services described above.

**Principals of Consolidation and Basis of Presentation**

The accompanying consolidated financial statements include the accounts of the Company and PMIA2, LLC ("PMIA 2") accounted for under the consolidation method of accounting. All material intercompany transactions and balances have been eliminated in consolidation (See Note F).

**Use of Estimates**

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

The Company considers financial instruments with original maturities of less than 90 days to be cash equivalents.

# A. BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

## Current Expected Credit Losses ("CECL") and Receivables

*Current Expected Credit Losses ("CECL")* - The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

*Receivables from broker-dealers, product sponsors, and clearing organizations –*
The Company's receivables from broker-dealers, product sponsors, and clearing organizations include amounts receivable from revenues generated by purchase transactions, trailing revenues, and cash deposits. A material portion of the Company's contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. A material portion of the Company's contracts are also with product sponsors and settled on various timeframes not exceeding every other week. Because of these short settlement times, the amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Commissions receivable are uncollateralized obligations due under normal trade terms, requiring payment within 30 days from the trade date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old. Collections of commissions receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the oldest, unpaid invoices.

Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectibility and determines amounts of any uncollectible receivables to be charged off. In the opinion of management, on December 31, 2023, all commissions receivable were considered collectible, and no allowance was necessary.

## Fair Value of Financial Instruments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability on an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

**A.  BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

### Fair Value of Financial Instruments (Continued)

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either direction or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of asset or liability, the liquidity of the markets, and other characteristics particular to the financial instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degrees of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy with which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company does not carry any financial instruments at fair value as of December 31, 2023. For all other financial instruments, carrying value approximates fair value. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

*Cash and cash equivalents* - The carrying amounts reported in the statement of financial condition for cash equivalents approximate their fair value because of the short maturity of these instruments.

*Commissions receivable, other receivables, and due from affiliates* - The carrying amounts of these receivables approximate fair value due to their short-term nature and historical collectibility.

*Commissions payable and due to affiliates* - The carrying amounts of these payables approximate fair value due to the short-term nature of these obligations.

### Investment in Affiliate

The Company accounts for its investment in an affiliate for which it holds a non-controlling interest, but can exercise significant influence, under the equity method of accounting. Under this method, the investment is initially recorded at cost and adjusted thereafter for the Company's share of the affiliate's net income or loss and other changes in the affiliate's equity. Additionally, the Company records its share of earnings or losses in the consolidated statement of operations (see Note F).

## A. BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

### Customer List

The Company amortizes acquired customer lists on a straight-line basis over their estimated remaining useful lives, which the Company initially determined to be 8 years. The customer list is evaluated annually for impairment. There were no impairment losses recorded during the year ended December 31, 2023 (see Note I).

### Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price (see Note C).

### Income Taxes

The Company does not file separate income tax returns; rather, its activity is included in consolidated tax returns filed by EIA. The Company accrues an income tax provision based on its ratable share of consolidated income taxes or benefit, as if the Company and EIA filed on a separate-return basis, and the amount of current tax or benefit calculated is recorded as due to/from affiliates and either remitted to or received from EIA. The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is provided against the future benefit of deferred tax assets if it cannot be determined that it is more likely than not that the future tax benefits associated with the deferred tax asset will be realized. The Company's tax provision consists of its current tax provision, plus any change during the year in deferred tax assets and liabilities (see Note D).

In the event that an uncertain tax position exists in which the Company could incur income taxes, the Company would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities. Allowances for uncertain tax positions would then be recorded if the Company determined it is probable that a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount can reasonably be estimated. As of December 31, 2023, the Company does not believe it has any uncertain tax positions that would result in the Company having a liability to the taxing authorities. As of December 31, 2023, with few exceptions, the consolidated income tax returns filed by EIA are no longer subject to income tax examinations by U.S. federal taxing authorities for any year before 2020.

### B. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At times during the year, the Company's cash balance exceeded amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any loss in such accounts and believes that it is not exposed to any significant credit risk related to its cash balances.

### C. REVENUES

**Significant Judgments**

The Company derives revenue from contracts with customers by representing insurance carriers and their representatives who sell variable insurance and annuity contracts, settlement of fixed and variable life insurance contracts to third parties, and by introducing customers to stock and mutual fund brokerage firms who clear trading transactions. The Company also receives trail commissions for the ongoing servicing of variable annuity, variable life, and certain mutual fund transactions. Recognition and measurement of revenue is based on the assessment of individual contract terms using portfolio approach practical expedient. Management has determined in all cases that performance obligations are satisfied at a point in time.

**Commission Revenue**

*Brokerage commissions.* The Company introduces customers to a clearing broker-dealer to execute buys and sells of securities. Each time a customer enters into a buy or sell transaction, the Company receives a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the clearing broker-dealer fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company considers the performance obligation satisfied on the trade date when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to or from the customer.

*Distribution fees.* The Company enters into arrangements with insurance carriers or mutual fund companies to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

## C. REVENUES *(Continued)*

### Commission Revenue (continued)

*Back-office Services.* The Company has service agreements to provide operational, marketing, technology services, and administrative support to independent representatives. The Company provides these services daily. The Company believes the performance obligation is satisfied over time because the independent representatives are consuming the benefits as they are provided. Fees for these services are variable and calculated monthly and are therefore constrained. Revenues are recognized when the constraint has been removed.

The following table presents brokerage commissions and distribution fees broken down by major categories:

| Brokerage Commissions | |
|---|---:|
| Stocks & bonds | 214,698 |
| **Total Brokerage Commissions** | **214,698** |
| **Distribution fees** | |
| **Life insurance** | |
| Sales-based | 40,963,656 |
| Trail-based | 4,453,976 |
| **Annuities** | |
| Sales-based | 8,861,826 |
| Trail-based | 17,266,266 |
| **Life settlements** | |
| Sales-based | 6,789,047 |
| **Mutual funds** | |
| Sales-based | 3,700,024 |
| Trail-based | 5,717,671 |
| **Total Distribution Fees** | **87,752,466** |

Other revenue, which was $3,109,847 for the year ended December 31, 2023, includes the back-office services revenue listed above. Other revenue also includes interest income, which is recorded when received.

## D. INCOME TAXES

The Company's income tax provision for the year ended December 31, 2023 is entirely related to federal income taxes. The Company is subject to the Ohio Commercial Activities Tax ("CAT"), which was immaterial for 2023.

For the year ended December 31, 2023, the Company's total tax provision of approximately $1,263,000 consisted solely of the current tax expense resulting from the taxable income generated during the year ended December 31, 2023. There were no significant differences between the financial reporting and the tax basis of assets and liabilities. The income tax liability is recorded in Due to Affiliates at December 31, 2023. There is no difference between the federal statutory income tax rate of 21% and the Company's effective rate.

E.   **RELATED-PARTY RELATIONSHIPS AND TRANSACTIONS**

The Company shares office, administrative and occupancy expenses with VFG and three affiliated entities. Substantially all of the Company's operating expenses are allocated by VFG for the year ended December 31, 2023. The allocation is pursuant to the expense-sharing agreement between the Company and VFG. Management periodically reviews and modifies the expense allocation when events and circumstances warrant such modification. Allocations are primarily based on estimated employee time expended on each entity.

VFG rents office space from a company related through common ownership. Total rent expense related to this lease recorded by the Company after allocation from VFG was approximately $278,000 for the year ended December 31, 2023.

VFG has entered into an agreement to provide administrative services to Morehead Insurance Services, LLC ("Morehead"), an affiliate partially owned by the Company (see Note F), such as payroll, IT support, and benefit plan administration. For the year ended December 31, 2023, total administrative expenses recorded on Morehead under this agreement were $97,500. At December 31, 2023 all amounts due under this agreement were settled and Morehead's balance sheet reflects no amount due to affiliates related to this agreement.

At December 31, 2023, Due to Affiliates included amounts due to related companies for commissions received by the Company on behalf of the related companies. Such amounts were repaid prior to December 31, 2024.

At December 31, 2023, Due from Affiliates included amounts due from related companies for commissions received by related companies or commissions paid by the Company on behalf of the related companies. Such amounts were received prior to December 31, 2024.

One of the Company's customers is an affiliate of an indirect owner of the Company and, therefore, is a related party. This related party accounted for approximately 6% of commission income for the year ended December 31, 2023, and approximately 4% of the commissions receivable balance at December 31, 2023.

F.   **VARIABLE INTEREST ENTITIES**

The Company is involved with various special purpose entities (SPEs) in the normal course of business. In most cases, these entities are deemed to be variable interest entities (VIEs).

VIEs are defined as entities that either lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties or have equity investors that do not have the ability to make significant decisions relating to the entity's operations through voting rights or do not have the right to receive residual returns on equity nor the obligation to absorb expected losses. The Company applies accounting guidance for the consolidation of VIEs to entities which fit the aforementioned VIE description and whose primary beneficiary is the Company. The primary beneficiary of a VIE is the party that both 1) has the power to direct the activities of the VIE that most significantly affect the VIE's economic performance and 2) has an obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE.

## F. VARIABLE INTEREST ENTITIES *(Continued)*

The Company determines whether it is the primary beneficiary of a VIE upon its initial involvement with the VIE and reassesses whether it is the primary beneficiary on an ongoing basis as long as it has any continuing involvement with the VIE. This determination is based upon an analysis of the design of the VIE, including the VIE's structure and activities, the power to make significant economic decisions held by the Company and by other parties, and the variable interest owned by the Company and other parties.

On April 19, 2006, the Company entered into an operating agreement with an unrelated entity to form PMIA II, LLC ("PMIA2"), which qualifies as a variable-interest entity. The Company owns 51% of PMIA2. PMIA2 was formed as a joint opportunity to market and provide insurance products. Even though the Company owns 51% of the entity, the Company is credited or charged with only 30% of the net profits or net losses. However, the company controls three of five board seats, and the President is an employee of VFG therefore the Company consolidates the entity into its financial statements due to the significant control exercised. As of December 31, 2023, total assets and liabilities of PMIA2 were immaterial, and there was immaterial activity in the statement of operations for the year ended December 31, 2023.

On September 12, 2022 the Company entered into an operating agreement with an unrelated individual to form Morehead, which qualifies as a variable-interest entity. Morehead was formed as a joint opportunity to market and provide insurance products. Even though the company owns 50% of the entity, the Company is credited or charged with only 10% of the net profits or net losses. Therefore, it was determined that the Company is not the primary beneficiary and does not consolidate the entity into its financial statements. The Company accounts for the affiliate under the equity method of accounting due to the exertion of significant influence. The maximum exposure to loss due to involvement with this VIE is equal to the carrying value of the investment. This was determined by management's understanding of the nature of the business, the fact that there are no guarantees that the Company is responsible for on behalf of Morehead, and the understanding of Morehead's operating agreement. There were also no significant restrictions on the Company on accessing the assets of Morehead. Activity for the year ended December 31, 2023 is as follows:

| | |
|---|---:|
| Beginning equity in affiliate | $ 243,659 |
| Share of 2023 net income | 30,719 |
| Distributions received in 2023 | (170,459) |
| Ending equity in affiliate | $ 103,919 |

Initially, per the terms of the Morehead operating agreement, 100 Class V units were issued and 100 Class S units were issued. As of December 31, 2023, 100 Class V units were held by the Company for its initial capital contribution of $250,000, and 100 Class S units were held by the unrelated individual.

## G.  CONTINGENCIES

### Legal and Regulatory Matters

The Company, from time to time, is subject to routine litigation and arbitration generally related to regulatory inquiries and customer complaints in the normal course of business. Although there can be no assurance as to the ultimate disposition of routine litigation, management believes, based upon information available at this time, that the ultimate outcome of these matters will not have a material adverse effect on the operations and financial condition of the Company.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of entities who regulate the broker-dealer industry, including FINRA, the SEC, and various securities commissions of the states and jurisdictions in which the Company operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. In the event of noncompliance, the Company may be subject to disciplinary action, including fines. Management is not aware of any asserted violations that could result in significant exposure to the Company.

### Clearing Firms

Included in the Company's clearing agreements with its clearing brokers is an indemnification clause. This clause relates to instances where the Company's customers fail to settle securities transactions. In the event this occurs, the Company has indemnified the clearing brokers to the extent of the net loss on the unsettled trade. On December 31, 2023, management of the Company had not been notified by the clearing brokers, nor were they otherwise aware of any potential losses relating to this indemnification.

## H.  NET CAPITAL PROVISIONS OF RULE 15c3-1

The Company is a "Fully Disclosed Broker-Dealer." The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into a "clearing agreement" with its clearing brokers and has fully disclosed all of its customer accounts to these brokers.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000, or 6 2/3%, of aggregate indebtedness, as defined, under SEC Rule 15c3-1(a)(1). Net capital may fluctuate on a daily basis. On December 31, 2023, the Company had net capital of $2,465,482, as computed by this Rule, which was $2,043,991 in excess of its required net capital of $421,491.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. On December 31, 2023, the ratio was 2.56 to 1.

**I.  CUSTOMER LIST**

The Company, in conjunction with its parent company, signed an agreement with an unrelated third party to acquire the rights to an income stream that was previously shared under a revenue sharing agreement. The Company's allocable portion of consideration to acquire such rights is comprised entirely of cash payments totaling $166,500.

As of and for the year ended December 31, 2023, customer list and related amortization was as follows:

| | | |
|---|---|---|
| Customer list | $ | 166,500 |
| Accumulated amortization | | (48,563) |
| Net book value | $ | 117,937 |
| | | |
| Amortization expense | $ | 20,813 |

The estimated amortization expense in each of the next five years is $20,813.

# SUPPLEMENTAL INFORMATION

# VALMARK SECURITIES, INC. AND SUBSIDIARY

**SCHEDULE I - COMPUTATION OF NET CAPITAL**
**(Under Rule 15c3-1 of the Securities and Exchange Commission)**

**December 31, 2023**

| | |
|---|---:|
| Net capital | |
| Total shareholder's equity from statement of financial condition | $ 2,995,155 |
| Deductions and/or changes: | |
| Nonallowable assets: | |
| Commissions receivable and other receivables | 228,668 |
| Other | 99,961 |
| Customer list, net | 97,125 |
| Investments in affiliates | 103,919 |
| | 529,673 |
| Net capital | $ 2,465,482 |
| Aggregate indebtedness | $ 6,322,360 |
| Computation of basic net capital requirement of 6 2/3% of aggregate indebtedness | $ 421,491 |
| Minimum required net capital | $ 50,000 |
| Net capital requirement | $ 421,491 |
| Excess net capital | $ 2,043,991 |
| Ratio of aggregate indebtedness to net capital | 2.56 |

**Note** - No material difference exists between the computation of net capital presented herein and the computation included in the Company's unaudited FOCUS Report on Form X-17A-5.

**VALMARK SECURITIES INC. AND SUBSIDIARY**

December 31, 2023

SCHEDULE II – BROKER DEALER STATEMENT OF EXEMTPTION TO CUSTOMER
PROTECTION RULE UNDER SEC RULE 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to the provisions of the subparagraph of k(2)(ii) of that rule.

See accompanying report of the independent public accounting firm.

# VALMARK SECURITIES, INC.

## REPORT ON APPLYING AGREED-UPON PROCEDURES

## Year Ended December 31, 2023

# C O N T E N T S

———

|  | Page Number |
|---|---|



**Crowe LLP**
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of Valmark Securities, Inc. and Subsidiary

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31,2023. Management of Valmark Securities, Inc and Subsidiary (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1.	Compared the listed assessment payments in Form SIPC–7 with respective cash disbursements record entries noting no differences;

2.	Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31,2023, with the Total revenue amounts reported in Form SIPC-7 for the year ended December 31,2023 noting that the total revenue per the Annual Audited report Form X-17A-5 Part III is $91,077,011 and total revenue reported in Item No. 2a of Form SIPC-7 is $91,084,310 resulting in a difference of $7,299;

3.	Compared any adjustments reported in Form SIPC–7 with supporting schedules and working papers supporting the adjustments noting no difference;

4.	Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC–7 and in the related schedules and working papers supporting the adjustments noting no difference; and

5.	Compared the amount of any overpayment applied to the current assessment with the Form SIPC–7 on which it was originally computed noting no difference.

(Continued)

1.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023.  Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

*Crowe LLP*

Crowe LLP

New York, New York
March 29, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

**GENERAL ASSESSMENT FORM**

For the fiscal year ended  12/31/2023

| Determination of "SIPC NET Operating Revenues" and General Assessment for: |
|---|
| *MEMBER NAME*    *SEC No.* |
| **VALMARK SECURITIES INC**    8-45463 |
| For the fiscal period beginning  1/1/2023  and ending  12/31/2023 |

| | | |
|---|---|---:|
| **1** | Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) | $ 91,084,310.00 |
| **2** | Additions: | |
| **a** | Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| **b** | Net loss from principal transactions in securities in trading accounts. | |
| **c** | Net loss from principal transactions in commodities in trading accounts. | |
| **d** | Interest and dividend expense deducted in determining item 1. | |
| **e** | Net loss from management of or participation in the underwriting or distribution of securities. | |
| **f** | Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities. | |
| **g** | Net loss from securities in investment accounts. | |
| **h** | Add lines 2a through 2g. This is your **total additions**. | $ 0.00 |
| **3** | Add lines 1 and 2h | $ 91,084,310.00 |
| **4** | Deductions: | |
| **a** | Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. | $ 87,752,467.00 |
| **b** | Revenues from commodity transactions. | |
| **c** | Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | $ 46,506.00 |
| **d** | Reimbursements for postage in connection with proxy solicitations. | |
| **e** | Net gain from securities in investment accounts. | |
| **f** | 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| **g** | Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| **h** | Other revenue not related either directly or indirectly to the securities business. | |
| | *Deductions in excess of $100,000 require documentation* | |
| **5 a** | Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income | |
| **b** | 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960) | |
| **c** | Enter the greater of line 5a or 5b | $ 0.00 |
| **6** | Add lines 4a through 4h and 5c. This is your **total deductions**. | $ 87,798,973.00 |

SECURITIES INVESTOR PROTECTION CORPORATION

**GENERAL ASSESSMENT FORM**

For the fiscal year ended  12/31/2023

| | | | |
|---|---|---|---|
| **7** | Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**. | | $ 3,285,337.00 |
| **8** | Multiply line 7 by .0015. This is your **General Assessment**. | | $ 4,928.00 |
| **9** | Current overpayment/credit balance, if any | | $ 0.00 |
| **10** | General assessment from last filed  2023  SIPC-6 or 6A | $ 2,215.00 | |
| **11 a** | Overpayment(s) applied on all  2023  SIPC-6 and 6A(s) | $ 0.00 | |
| **b** | Any other overpayments applied | $ 0.00 | |
| **c** | All payments applied for  2023  SIPC-6 and 6A(s) | $ 2,215.00 | |
| **d** | Add lines 11a through 11c | $ 2,215.00 | |
| **12** | **LESSER** of line 10 or 11d. | | $ 2,215.00 |
| **13 a** | Amount from line 8 | $ 4,928.00 | |
| **b** | Amount from line 9 | $ 0.00 | |
| **c** | Amount from line 12 | $ 2,215.00 | |
| **d** | Subtract lines 13b and 13c from 13a. This is your **assessment balance due**. | | $ 2,713.00 |
| **14** | Interest (see instructions) for ___0___ days late at 20% per annum | | $ 0.00 |
| **15** | **Amount you owe SIPC**. Add lines 13d and 14. | | $ 2,713.00 |
| **16** | Overpayment/credit carried forward (if applicable) | | $ 0.00 |

| | | | |
|---|---|---|---|
| *SEC No.*<br>8-45463 | *Designated Examining Authority*<br>DEA: FINRA | *FYE*<br>2023 | *Month*<br>Dec |
| *MEMBER NAME*<br>*MAILING ADDRESS* | VALMARK SECURITIES INC<br>ATTN: LYNN GOEBEL<br>130 SPRINGSIDE DR  STE 300<br>AKRON, OH  44333-2431 | | |

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

[✔] By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

| | |
|---|---|
| VALMARK SECURITIES INC | Elizabeth E. Kozenko |
| (Name of SIPC Member) | (Authorized Signatory) |
| 1/25/2024 | ekozenko@valmarkfg.com |
| (Date) | (e-mail address) |

Completion of the "Authorized Signatory" line will be deemed a signature.

***This form and the assessment payment are due 60 days after the end of the fiscal year.***

**VALMARK SECURITIES, INC.**

**REPORT ON REVIEW OF STATEMENT OF EXEMPTION
OF BROKER DEALER**

**Year Ended December 31, 2023**

# C O N T E N T S
———



Crowe LLP
Independent Member Crowe Global

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Valmark Securities, Inc. and Subsidiary
Akron, Ohio

We have reviewed management's statements, included in the accompanying Valmark Securities, Inc. and Subsidiary's Exemption Report ("Exemption Report") in which:

(1) Valmark Securities, Inc. and Subsidiary (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2023, except as described in the Company's Exemption Report.

(3) The Company also identified the following conditions pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 under which the Company is also eligible to file an Exemption Report because the Company's other business activities are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company) 2) did not carry accounts of or for customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3) (the "identified conditions") throughout the most recent fiscal year ended December 31, 2023, except as described in the Company's Exemption Report.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Valmark Securities Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, and the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Crowe LLP

Crowe LLP

New York, New York
March 29, 2024



ValMark Securities, Inc.
130 Springside Drive
Akron, OH 44333
P 330-576-1234 TF 800-765-5201

# Valmark Securities, Inc. and Subsidiary Exemption Report

Valmark Securities, Inc. and subsidiary (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year except as described below:

- Five transactions were forwarded to the clearing broker-dealer between two and seven business days. These transactions were researched and found to be a result of delays in opening a new account. Checks were promptly deposited to the account as soon as the account was opened.
- Twenty-three transactions were forwarded to the clearing broker-dealer between two and thirty-four business days. These transactions were researched and found to be the result of a lag between when the registered representative received the checks and when they were forwarded to the clearing broker-dealer or home office. Registered reps were instructed to promptly forward all customer funds in the future.
- Eleven transactions were forwarded to the clearing broker-dealer between two and seven business days. These transactions were researched and found to be a result of mail delays. Checks were promptly deposited into the account as soon as the funds were received by the home office. Registered reps were instructed to overnight or e-deposit all customer funds in the future.
- Seven transactions were forwarded to the clearing broker-dealer between two and six business days. These transactions were researched and found to be a result of delays in approving the transaction. Checks were promptly deposited into the account as soon as the transactions were approved.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described below:



**ValMark Securities, Inc.**
130 Springside Drive
Akron, OH 44333
**P** 330-576-1234 **TF** 800-765-5201

- One transaction was forwarded to the carrier after eight business days. This transaction was researched and found to be a result of mail delays. Checks were promptly forwarded to the carrier as soon as the funds were received by the home office. Registered reps were instructed to overnight all customer funds in the future.
- Four transactions were forwarded to the carrier between five and thirty-seven business days. These transactions were researched and found to be the result of a lag between when the registered representative received the checks and when they were forwarded to the carrier or home office. Registered reps were instructed to promptly forward all customer funds in the future.
- Two transactions were forwarded to the carrier between ten and sixteen business days. These transactions were researched and found to be a result of delays in approving the transaction. Checks were promptly forwarded to the carrier as soon as the transactions were approved.

I, Elizabeth Kozenko, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Elizabeth Kozenko
Elizabeth E. Kozenko
Chief Financial Officer
Secretary, Valmark Securities, Inc. and Subsidiary

March 29, 2024
Date